                                           American National Insurance Company
                                                     One Moody Plaza
                                                 Galveston, TX 77550-7999

                                                                                                          December 4, 2008

Edgar Correspondence Filing Requesting Acceleration of 485APOS Filing
The United States Securities And Exchange Commission
Judiciary Plaza
450 Fifth Street, NW
Washington, DC 20549-0506

Attn:  Craig Ruckman

Re: American National Insurance Company
      American National Variable Life Separate Account
      WealthQuest III VUL
      CIK 0000867289
           485A POS Filing made on December 4, 2008 (33 Act File No. 333-53122 and 40 Act File No. 811-06160
      Accession Number:  0000867289-08-000053

Dear Mr. Ruckman:

American National has submitted a 485A POS filing this afternoon as a 485 (a) (3) filing (Accession Number:
0000867289-08-000053) pursuant to staff's earlier request.  We request accelerated effectiveness for this Registration
Statement.  We request an effective date of December 5, 2008.

We appreciate your assistance in this matter.  If you have any questions or need any further information, please feel free to contact me at (409) 621-7739.

Sincerely,

Dwain A. Akins, J.D.
Senior Vice President, Corporate Affairs/Compliance
Chief Compliance Officer
American National Insurance Company